Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross responds to recent SMA notification regarding the

Maricunga Mine

Toronto, Ontario – March 21, 2016 – On March 18, 2016, Compañía Minera Maricunga (“CMM”), a wholly-owned subsidiary of Kinross Gold Corporation (TSX: K) (NYSE: KGC), was notified by Chile’s environmental regulatory authority (the “SMA”) of a resolution commencing a legal process that will seek to require CMM to close the Maricunga mine’s water pumping wells located in the Pantanillo area of Region III. In response, Kinross wishes to make the following statement:

Kinross is committed to responsible environmental management. CMM has taken numerous measures and performed various studies over the years to understand the causes of the current situation and mitigate, as appropriate and permitted, any impacts of its water use. Kinross wishes to also underscore that the Atacama Region has suffered from a protracted drought for many years, resulting in a drop in groundwater levels across the region that is unrelated to CMM’s operations.

CMM only recently received the resolution and will review it thoroughly with its legal counsel. CMM will respond within the periods allowed by law, and intends to file an appeal with the appropriate Environmental Tribunal. CMM disagrees with the allegations on which the resolution is based, and intends to defend itself vigorously. As noted by the SMA in issuing the resolution, procedurally the closure order of the pumping wells must still be presented to and upheld by the Environmental Tribunal in Santiago. In addition, the SMA has publicly stated an intention to seek an expedited injunction. CMM similarly intends to vigorously oppose this unprecedented action by the SMA.

The Maricunga mine continues to operate normally but relies solely on water from Pantanillo wells to support its operations.

As this matter remains subject to ongoing legal proceedings, Kinross cannot provide more detail at this time.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Manager, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact in this news release constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the "Risk Analysis" section of our full year 2015 management’s discussion and analysis and the “Risk Factors” section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or its applicable subsidiary(ies).

p. 2 Kinross responds to recent SMA notification regarding the Maricunga Mine	www.kinross.com